Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, CA 91741

June 11, 2015

FILED VIA EDGAR TRANSMISSION

Mr. Jay Williamson
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
Washington, DC 20549

Re:	Professionally Managed Portfolios (the “Trust”) File Nos.: 33-12213 and 811-05037

Dear Mr. Williamson:

Per your discussion with our counsel, I am writing this letter to refer you to the PEMCO (May 31, 1988) and Advance Investors Corporation (Sept 29, 1976) Securities and Exchange Commission No-Action Letters supporting the Trust’s rationale for utilizing Schedule 14A to reflect the reorganization of the Balter Long/Short Equity Fund (the “Fund”), a series of the Trust, into a newly formed identical series of Northern Lights Fund Trust II (the “Reorganization”).  In addition, the Trust commits to incorporating by reference into the definitive Schedule 14A filing the prospectus filed pursuant to Rule 485A on April 24, 2015 by Northern Lights Fund Trust II which relates to the Fund. The Trust also commits to updating the related Agreement and Plan of Reorganization to replace references to a filing pursuant to N-14 to a filing pursuant to Schedule 14A.

If you have any questions or wish to discuss this further, please do not hesitate to contact the undersigned at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards

Elaine E. Richards, Esq.
President and Secretary of the Trust